Exhibit 99.5

09
CORPORATE PROFILE

ARC ENERGY TRUST

ARC

VALUE DRIVEN

FINANCIAL HIGHLIGHTS

TWELVE MONTHS ENDED DECEMBER 31	2009	2008
FINANCIAL
(Cdn$ millions, except per unit and per boe amounts)
Revenue before royalties	978.2	1,706.4
Per unit (1)	4.16	7.90
Per boe	42.18	71.59
Cash flow from operating activities (2)	497.4	944.4
Per unit (1)	2.11	4.37
Per boe	21.45	39.62
Net income	222.8	533.0
Per unit (3)	0.96	2.50
Distributions	298.5	570.0
Per unit (1)	1.28	2.67
Per cent of cash flow from operating activities (2)	60	60
Net debt outstanding (4)	902.4	961.9

OPERATING
Production
Crude oil (bbl/d)	27,509	28,513
Natural gas (mmcf/d)	194.0	196.5
Natural gas liquids (bbl/d)	3,689	3,861
Total (boe/d)	63,538	65,126
Average prices
Crude oil ($/bbl)	62.24	94.20
Natural gas ($/mcf)	4.18	8.58
Natural gas liquids ($/bbl)	40.67	69.71
Oil equivalent ($/boe)	42.07	71.25
Operating netback ($/boe)
Commodity and other revenue (before hedging)	42.17	71.59
Transportation costs	(0.89)	(0.80)
Royalties	(6.37)	(12.91)
Operating costs	(10.19)	(10.13)
Netback (before hedging)	24.72	47.75

TRUST UNITS
(millions)
Units outstanding, end of period (5)	239.0	219.2
Weighted average trust units (6)	235.4	216.0

TRUST UNIT TRADING STATISTICS
(Cdn$, except volumes - based on intra-day trading)
High	21.89	33.95
Low	11.73	15.01
Close	19.94	20.10
Average daily volume (thousands)	1,057	975

(1)         Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.

(2)         Cash flow from operating activities is a GAAP measure. Historically, management has disclosed Cash Flow as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows. Cash Flow for the full year 2009 would be $518 million ($2.20 per unit). Distributions as a percentage of Cash Flow would be 58 per cent in 2009.

(3)         Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(4)         Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(5)         For 2009, includes 0.9 million (1.1 million in 2008) exchangeable shares exchangeable into 2.720 trust units (2.517 in 2008) each for an aggregate 2.4 million (2.7 million in 2008) trust units.

(6)         Includes trust units issuable for outstanding exchangeable shares at period end.

	2009	2009	2008
	GROSS	COMPANY	COMPANY
RESERVES (1)	RESERVES	INTEREST RESERVES	INTEREST RESERVES
Proved reserves
Crude oil and NGLs (mbbl)	116,323	116,784	118,806
Natural gas (bcf)	907.3	916.5	746.9
Total oil equivalent (mboe)	267,543	269,535	243,292
Proved plus probable reserves
Crude oil and NGLs (mbbl)	152,834	153,413	153,020
Natural gas (bcf)	1,342.3	1,353.2	1,012.2
Total oil equivalent (mboe)	376,543	378,953	321,723

FINDING , DEVELOPMENT AND ACQUISITION COSTS ($/boe) (1)
Including future development capital
Current year		11.56	17.00
Three year average		14.75	19.84
Excluding future development capital
Current year		6.44	10.13
Three year average		9.57	14.70

(1) Based on proved plus probable company interest reserves before royalties. Additional information on reserves is available in the Annual Information Form and in the February 9, 2010 news release titled “ARC Energy Trust Releases 2009 Year-end Reserves Information”.

MESSAGE TO UNITHOLDERS

As developed economies continued their downward trend and demand for oil and natural gas declined, we took the actions required to manage the impact of the economic crisis and emerged from the year stronger than ever and ready for a significant phase of organic growth. To ensure that we maintained a strong balance sheet, we issued 15.4 million units in a bought deal offering in the first quarter of 2009 raising net proceeds of approximately $240 million. These funds were used to partially finance our 2009 capital expenditure program and positioned us to move forward with our expansion plans at Dawson. Our strategy since inception of acquiring large-in-place resource properties, our focus on acquiring and consolidating the Montney gas assets in northern British Columbia and a significant step change in the completion technology used on long-reach horizontal wells, means that ARC’s future has never been brighter. ARC has an enviable inventory of development opportunities and we are excited by the value and growth we expect to deliver to our investors over the next few years.

The effects of the global economic downturn that began in the latter part of 2008 and extended into 2009 impacted financial results for companies across a wide spectrum of sectors. Demand for oil and natural gas weakened, industrial activity declined and WTI oil prices hit a low of US$33.98 per barrel. We did not see a significant recovery in WTI prices until the third quarter of 2009 when WTI oil prices recovered and stabilized in the mid to high US$70 per barrel WTI range. Natural gas prices were also affected and fell with the oil price. The decline in natural gas price was more severe and prolonged with AECO reaching a low of $1.86 per mcf prior to reaching $5 per mcf in the month of December 2009. ARC’s total realized commodity price of $42.07 per boe in 2009 was a 41 per cent decline over 2008. Our overall revenues were $978 million, $728 million lower than in 2008. Although oil prices did begin to recover, natural gas prices stayed stubbornly low showing only a slight recovery in December 2009 — not nearly soon enough in the year to have a positive impact on ARC’s earnings. The low commodity prices and a challenging economy also impacted our stock price in the capital markets with ARC units hitting a low of $11.73 per unit in the first quarter. As oil prices improved, ARC’s unit price increased and closed at $19.94 on December 31, 2009 down marginally from $20.10 on December 31, 2008.

In spite of the economic uncertainty, we continued to execute our capital program, albeit at reduced levels. The economic and commodity price collapse necessitated the reduction of capital spending. ARC struck a balance by decreasing both distributions and capital with the largest capital reduction impacting our West Montney lands. While we cannot control the markets, we can control our costs and capital expenditures. We were disciplined in managing our operating costs and diligently reviewed our supply contracts to ensure we were getting the best value possible. We applied recently developed technologies and directed our technical expertise to production optimization resulting in positive results in the areas we operate. Operational excellence is one of our key objectives. Moving into 2010, we have increased our capital budget to a record $610 million to allow us to execute programs that will establish growth in production over the next three years in four of our seven core areas: Dawson and West Montney in northeast British Columbia and Ante Creek and Pembina/Garrington in Alberta.

ARC has an impressive inventory of high-quality, long-life oil and natural gas assets; however the properties with the potential to most significantly change ARC’s reserve and production profile are the Montney gas areas in northeast British Columbia. ARC has committed over $260 million of its $610 million 2010 capital budget to increase production from the Montney assets. We are building a 60 mmcf per day gas plant in Dawson that is expected to be fully operational in the second quarter of 2010. We have also allocated funds to construct a second 60 mmcf per day gas plant in Dawson with start-up anticipated in early 2011. A third gas plant is planned for the Sunrise area in 2012. In the short-term, we expect corporate production to increase from the 63,538 boe per day produced in 2009 to average between 70,500 and 72,500 boe per day for 2010.

Another focus area for ARC is our Ante Creek field in northern Alberta. Ante Creek is a tight Montney oil and gas property where we have grown production from 1,500 boe per day in 2000 to over 5,300 boe per day in November 2009. In December 2009, ARC completed a $180 million acquisition in the area, consolidating our ownership and expanding our total land holdings in Ante Creek by 70 per cent. On a corporate basis, this acquisition expands our undeveloped land base by 20 per cent. Additionally, the acquisition increased ARC’s average daily production by 2,000 boe per day and added 12 mmboe of P+P reserves as at year-end 2009. Concurrent with the acquisition, we entered into an agreement to sell 13 million trust units at $19.40 and raised net proceeds of approximately $240 million. These funds were used to reduce outstanding debt. Ante Creek is a key growth area for ARC with the potential to add significant value to our company through the application of horizontal drilling and completion technology. We expect to spend $70 million in 2010 at Ante Creek and increase production to in excess of 7,500 boe per day. The assets we acquired in Ante Creek perfectly fit our strategy of focusing on large-in-place resource properties with opportunity for new technology application. Our adjacent lands in the area are proving very amenable to horizontal exploitation. The knowledge that we gained at Ante Creek provided the insight required to see value in the Montney tight gas area of Dawson. Now, we are taking our learnings from Dawson and transferring them back to Ante Creek and some of our other fields.

We can clearly quantify that our acquisition policies, operational excellence and managed approach to growth are working as we report our 13th consecutive year of aggregate positive reserve revisions. In 2009, we lowered our F&D costs to $5.45 per boe (excluding FDC) and our FD&A costs (excluding FDC) to $6.44 per boe — numbers we expect to be top quartile for the industry. These stellar F&D and FD&A numbers were achieved through large reserve additions and modest capital spending. Our reserves, on a P+P basis, increased 18 per cent relative to 2008 to 379 mmboe. The greatest reserve additions were in our Dawson and West Montney area where reserves grew 73 per cent over 2008. ARC’s recycle ratio for 2009 was 3.8 times using the $6.44 per boe P+P FD&A costs prior to FDC (2.14 times including FDC). We strive for a recycle ratio of at least 2.0 times in positive economic and higher commodity price environments therefore we are pleased that our recycle ratio is materially above 2.0 times in a year of challenging commodity prices.

In 2008, we published our first Corporate Responsibility report. The Corporate Responsibility report also outlines in greater detail ARC’s practices and policies in matters relating to health, safety and environment. We intend to publish our second Corporate Responsibility report in 2010. ARC has a proud history of responsible operations and health, safety and environment are at the top of our list. We commit to continue to improve our processes and policies in these key areas.

ARC’s ability to deliver results derives from our core belief that outstanding people, combined with a great corporate culture, creates a winning environment. We have implemented a systematic set of processes (Succession, Progression and Development) to encourage the personal growth and development of our high potential employees. We believe in providing opportunities to our employees by promoting from within whenever possible. We also consistently strive to add expertise at both the corporate and board level. We are pleased to have added two new members to our Board of Directors in 2009 — Mr. Harold Kvisle and Ms. Kathleen O’Neill. Both of these directors bring a wide range of experience to our board and will be integral in leading ARC through its staged growth period in the future. We also take this opportunity to thank Mr. John Stewart, who retired from our board in 2009, for his service as a director and his valuable contribution and mentorship over the past 12 years.

Our team is committed to long-term performance and to strategic value creation. Our development opportunities have never been better. As we transition to a dividend-paying corporation on January 1, 2011, our business objectives will remain the same. With our exceptional opportunities to grow both our natural gas and oil production and our skilled technical team to execute the strategy, we are poised to continue to deliver value to our investors. Our future has never looked brighter.

JOHN P. DIELWART	MYRON M. STADNYK
CHIEF EXECUTIVE OFFICER	PRESIDENT & CHIEF OPERATING OFFICER

REVIEW OF OPERATIONS

	NE BRITISH					SE	SE
	COLUMBIA	NORTHERN			CENTRAL	ALBERTA & SW	SASKATCHEWAN
2009 OPERATIONS	NW ALBERTA	ALBERTA	REDWATER	PEMBINA	ALBERTA	SASKATCHEWAN	& MANITOBA
Wells Drilled (1)	29	6	3	9	40	44	15
Production (boe/d)	13,794	9,004	4,150	9,410	6,984	8,841	11,357
Netback ($/boe)	16.01	24.51	35.90	29.80	18.83	15.09	38.16
Reserves (mboe) (2)	145,654	50,630	26,896	47,373	20,847	41,218	46,336
Reserve Life Index (3)	19.0	12.3	16.2	14.7	8.2	13.3	12.1

(1)          Well counts are taken on a gross operated basis.

(2)          Based on proved plus probable reserves before royalties. Additional information on reserves is available in the Annual Information Form and in the February 9, 2010 news release titled “ARC Energy Trust Releases 2009 Year-end Reserves Information”.

(3)          RLI is calculated based on forecast 2010 production numbers.

CORPORATE CONVERSION

Management continues to work on the plan for converting ARC Energy Trust to a corporation on January 1, 2011. After the conversion, the corporation would expect to allocate its cash flow towards funding a portion of capital expenditures, periodic debt repayments, site reclamation expenditures, and cash payments to shareholders in the form of dividends. Current taxes payable by ARC after converting to a corporation will be subject to normal corpoarate tax rates. Taxable income as a corporation will vary depending on total income and expenses and vary with changes to commodity prices, costs and claims for both accumulated tax pools and tax pools associated with current year expenditures. As ARC has accumulated $2.2 billion of income tax pools, ARC expects that taxable income will be reduced or potentially eliminated for the initial period post conversion. The $2.2 billion of income tax pools are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

If a conversion from the trust structure to a corporation is approved by the unitholders, ARC expects there will be an opportunity to convert trust units to shares of the new corporation in a non-taxable manner. Over the long-term, we would expect Canadian investors who hold their trust units in a taxable account to be relatively indifferent on an after tax basis as to whether ARC is structured as a corporation or as a trust in 2011. However, Canadian tax deferred investors and foreign investors may realize reduced after tax returns due to their inability to claim the dividend tax credit if ARC converts to a corporation. Unitholders should consult their own tax advisor for details on the direct impact to themselves.

CORPORATE AND UNITHOLDER INFORMATION

DIRECTORS
MAC H. VAN WIELINGEN (3) (4) (6)
CHAIRMAN

WALTER DEBONI (1) (4) (6)
VICE-CHAIRMAN

JOHN P. DIELWART
CHIEF EXECUTIVE OFFICER

FRED J. DYMENT (1) (2) (6)
JAMES C. HOUCK (1) (2) (5)
MICHAEL M. KANOVSKY (2) (4) (6)
HAL KVISLE (5)
KATHLEEN O’NEILL (1) (3)
HERB PINDER (3) (4) (5)

(1) MEMBER OF AUDIT COMMITTEE
(2) MEMBER OF RESERVE COMMITTEE
(3) MEMBER OF HUMAN RESOURCES AND COMPENSATION COMMITTEE
(4) MEMBER OF POLICY AND BOARD GOVERNANCE COMMITTEE
(5) MEMBER OF HEALTH, SAFETY AND ENVIRONMENT COMMITTEE
(6) MEMBER OF RISK COMMITTEE

OFFICERS
JOHN P. DIELWART
CHIEF EXECUTIVE OFFICER

MYRON M. STADNYK
PRESIDENT AND CHIEF OPERATING OFFICER

DOUG J. BONNER
SENIOR VICE-PRESIDENT, CORPORATE DEVELOPMENT

DAVID P. CAREY
SENIOR VICE-PRESIDENT, CAPITAL MARKETS

TERRY GILL
SENIOR VICE-PRESIDENT, CORPORATE SERVICES

STEVEN W. SINCLAIR
SENIOR VICE-PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

TERRY ANDERSON
VICE-PRESIDENT, OPERATIONS

P. VAN R. DAFOE
VICE-PRESIDENT AND TREASURER

INGRAM GILLMORE
VICE-PRESIDENT, ENGINEERING

NEIL GROENEVELD
VICE-PRESIDENT, GEOSCIENCES

ALLAN R. TWA
CORPORATE SECRETARY

EXECUTIVE OFFICE
ARC RESOURCES LTD.
1200, 308 – 4 AVENUE SW
CALGARY, ALBERTA T2P OH7

T 403.503.8600
TOLL FREE 1.888.272.4900
F 403.503.8609
E ir@arcresources.com
WWW.ARCRESOURCES.COM

TRUSTEE AND TRANSFER AGENT
COMPUTERSHARE TRUST COMPANY OF CANADA
600, 530 – 8TH AVENUE S.W.
CALGARY, ALBERTA T2P 3S8
TOLL FREE 1.800.564.6253

AUDITORS
DELOITTE & TOUCHE LLP
CALGARY, ALBERTA

ENGINEERING CONSULTANTS
GLJ PETROLEUM CONSULTANTS LTD.
CALGARY, ALBERTA

LEGAL COUNSEL
BURNET, DUCKWORTH & PALMER LLP
CALGARY, ALBERTA

STOCK EXCHANGE LISTING
THE TORONTO STOCK EXCHANGE
TRADING SYMBOLS:
AET.UN	(TRUST UNITS)
ARX	(EXCHANGEABLE SHARES)

INVESTOR INFORMATION
VISIT OUR WEBSITE AT
WWW.ARCRESOURCES.COM
OR CONTACT:
INVESTOR RELATIONS
T 403.503.8600
TOLL FREE 1.888.272.4900

PRIVACY OFFICER
TERRY GILL
privacy@arcresources.com
F 403.509.7260